Exhibit 23.1

                          Independent Auditors Consent


The Board of Directors
Lancer Corporation:


We consent to incorporation by reference in the registration statement (No. 333-36393) on Form S-8 of Lancer Corporation of our report dated March 11, 1998, relating to the consolidated balance sheets of Lancer Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders equity and cash flows for each of the years in the three-year period ended December 31, 1997, and related consolidated financial statement schedule, which report appears in the December 31, 1997 annual report on Form 10-K of Lancer Corporation.






KPMG Peat Marwick LLP

San Antonio, Texas
March 11, 1998